(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

March 31, 2013

(Unaudited and Expressed in Canadian Dollars)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in Canadian dollars)

	Note	March 31, 2013	December 31, 2012
Assets
Current assets:
Cash		$462,547	$1,795,555
Restricted cash		80,148	80,148
Amounts due from exploration partners		544,183	613,753
Taxes receivables		37,508	30,294
Prepaid and deposits		127,287	220,164
		1,251,673	2,739,914
Non-current assets:
Marketable securities	4	9,000	12,333
Equipment	5	203,643	224,876
Mineral properties	6	71,540,281	70,165,561
Reclamation bonds		173,899	170,287
		71,926,823	70,573,057
Total assets		$73,178,496	$73,312,971

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$783,141	$656,115
Due to related parties	11	14,159	26,990
Loanpayable	12	508,000	-
		1,305,300	683,105
Non-current liability
Derivative liability-warrants	7	284,047	774,673
Total liabilities		1,589,347	1,457,778

Shareholders' Equity
Share capital	8	115,816,740	115,816,740
Share -based payment reserve		19,020,057	19,020,057
Deficit		(63,247,648)	(62,981,604)
		71,589,149	71,855,193
Total liabilities and shareholders' equity		$73,178,496	$73,312,971

Approved on behalf of the
Board of Directors:

“Thomas Patton” (signed)	“Anthony Walsh” (signed)
Thomas Patton	Anthony Walsh

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian dollars)

	Note	Three months ended March 31,
		2013	2012
General administrative expenses
Administration and general office expense		$184,541	$167,498
Consulting		73,022	114,764
Depreciation		21,233	26,160
Directors ' fees		26,174	26,495
Investor relations and communications		11,393	48,115
Personnel costs		219,642	323,856
Professional fees		154,839	99,587
Share -based payments	9(a)	-	72,860
Transfer agent and regulatory fees		66,222	69,065
Travel and promotion		22,251	44,589
		(779,317)	(992,989)

Exploration partner administration income		9,976	22,573
Foreign exchange gain (loss)		14,738	(77,913)
Fair value gain on derivative liability	7	490,626	-
Genera lexploration recovery (costs)		1,656	(9,700)
Unrealized loss on marketable securities		(3,333)	-
Interest (expense) income		(390)	18,900
		513,273	(46,140)
Net loss for the period		(266,044)	(1,039,129)
Unrealized gain on marketable securities		-	5,666
Comprehensive loss for the period		$(266,044)	$(1,033,463)
Loss per share - basic and diluted		$(0.00)	$(0.01)
Weighted average number of common shares outstanding		162,990,836	152,361,771

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2013	2012
Operating activities
Net loss for the period	$(266,044)	$(1,039,129)
Items not involving cash:
Depreciation	21,233	26,160
Fair value gain on derivative liability	(490,626)	-
Share -based payments	-	72,860
Shares issued for services	-	22,500
Unrealized foreign exchange gain on bond	(3,612)	-
Unrealized loss on marketable securities	3,333	-
	(735,716)	(917,609)
Changes in non-cash working capital
Taxes receivables	(7,214)	(3,709)
Prepaid and deposits	92,877	(956)
Accounts payable and accrued liabilities	(23,373)	(35,864)
Due to related parties	(15,250)	14,928
Cash used in operating activities	(688,676)	(943,210)

Financing activity
Loan payable	508,000	-
Deferred share issue cost	-	(14,638)
Cash provided by financing activity	508,000	(14,638)

Investing activities
Expenditures on mineral properties	(1,221,902)	(4,581,777)
Due from exploration partners	69,570	(102,833)
Reclamation bonds	-	9,593
Restricted cash	-	2,810
Cash used in investing activities	(1,152,332)	(4,672,207)
Decrease in cash and cash equivalents during the period	(1,333,008)	(5,630,055)
Cash and cash equivalents, beginning of period	1,795,555	12,147,321
Cash, end of period	$462,547	$6,517,266
Cash and cash equivalents comprises
Cash	$462,547	$2,517,266
Term deposits and bankers acceptance	-	4,000,000
	$462,547	$6,517,266
Exploration expenditures included in accounts payable	$455,184	$509,825

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian dollars)

	Common Shares		Share-based	Accumulated Other
	Shares	Amount	payment reserve	Comprehensive Loss	Deficit	Total
Balance, December 31, 2011	152,353,283	$111,923,521	$17,988,540	$(51,199)	$(58,127,628)	$71,733,234
Common shares issued during the period:
Common shares issued for services	41,666	22,500				22,500
Share -based payments			72,860			72,860
Unrealized gain on available -for-sale marketable securities				5,666		5,666
Net loss for the period					(1,039,129)	(1,039,129)
Balance, March 31, 2012	152,394,949	$111,946,021	$18,061,400	$(45,533)	$(59,166,757)	$70,795,131

Balance, December 31, 2012	162,990,836	$115,816,740	$19,020,057	$-	$(62,981,604)	$71,855,193
Net loss for the period					(266,044)	(266,044)
Balance, March 31, 2013	162,990,836	$115,816,740	$19,020,057	$-	$(63,247,648)	$71,589,149

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

1.	Nature of operations and going concern

Quaterra Resources Inc. (“Quaterra” or “the Company”) is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“QTA”) and the New York Stock Exchange MKT (“QMM”). The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions. The carrying value of the Company’s mineral properties does not reflect current or future values.

As at March 31, 2013, the Company had an accumulated deficit $63,247,248 with a working capital deficit of $53,627.

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Management is planning to raise additional capital to finance operations and expected growth or alternatively to dispose of its interests in certain properties. The outcome of these matters cannot be predicted at this time. Although management is confident that it will be able to raise sufficient funds there is no assurance at the date these condensed consolidated interim financial statements were approved that these financing initiatives will be successful. The lack of sufficient committed funding for the next 12 months indicates a material uncertainty, which casts substantial doubt over the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments that would result if the Company is unable to continue as a going concern.

Management has planned levels of exploration spending on the Company’s properties with an expectation that future capital raises would provide the necessary funding, which includes equity financing, joint venture partners’ contributions, and/or realizing the carrying amount through the sale of mineral property interests.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

2.	Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as detailed in the Company‘s audited consolidated financial statements for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the information required for complete annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB") effective as at March 31, 2013 and therefore they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2012 and the notes to the consolidated financial statements.

These consolidated financial statements were approved by the board of directors for issue on May 9, 2013.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The wholly-owned subsidiaries include Quaterra Alaska Inc. – incorporated in the United States, Minera Agua Tierra S.A. de C.V. – incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which have been stated at their fair values. These condensed consolidated interim financial statements are presented in Canadian dollars, the Company’s functional currency.

3.	Changes to accounting policies

The significant accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements ended December 31, 2012. The following accounting standards and amendments to existing standards were adopted effective January 1, 2013:

•	IFRS 10 Consolidated Financial Statements;
•	IFRS 11 Joint Arrangements;
•	IFRS 12 Disclosure of Interests in Other Entities;
•	IFRS 13 Fair Value Measurement;
•	IAS 27 Separate Financial Statements;
•	IAS 28 Investments in Associates and Joint Ventures; and
•	IAS 1 Presentation of Financial Statements.

The adoption of these standards has not had a significant impact on the Company's financial position or financial performance.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

3.	Changes to accounting policies, continued

The following standard has been issued by IASB but is not yet effective:

IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

For financial liabilities, the standard retains most of the IAS 39 requirements, except that fair value changes due to credit risk for liabilities designated as fair value through profit or loss would generally be recorded in other comprehensive income.

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

4.	Marketable securities

The following table presents the fair value of the Company’s shares of Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”):

		March 31, 2013			December 31, 2012
			Accumulated			Accumulated
	Number of		unrealized	Carrying		unrealized	Carrying
	shares	Cost	losses	value	Cost	losses	value
Redtail	66,667	$38,866	$(35,866)	$3,000	$38,866	$(32,533)	$6,333
Auramex	100,000	40,000	(34,000)	6,000	40,000	(34,000)	6,000
		$78,866	$(69,866)	$9,000	$78,866	$(66,533)	$12,333

The fair value of these marketable securities has been determined by reference to their closing quoted share price at the reporting date.

During the year ended December 31, 2012, an impairment of $66,533 on the marketable securities was transferred from accumulated other comprehensive loss to net loss due to a prolonged decline in their fair value. As of March 31, 2013, a loss of $3,333 was recognized in net loss.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

5.	Equipment

	Computer	Field
	equipment	equipment	Vehicles	Total

Cost
Balance, December 31, 2011	$148,031	$174,870	$481,615	$804,516
Additions during the year	-	-	9,676	9,676
Balance, December 31, 2012	148,031	174,870	491,291	814,192
Additions during the period	-	-	-	-
Balance, March 31 ,2013	$148,031	$174,870	$491,291	$814,192
Accumulated depreciation
Balance, December 31, 2011	$112,714	$95,853	$247,154	$455,721
Depreciation for the year	27,398	23,705	82,492	133,595
Balance, December 31, 2012	140,112	119,558	329,646	589,316
Depreciation for the period	1,484	4,917	14,832	21,233
Balance, March 31, 2013	$141,596	$124,475	$344,478	$610,549
Carrying value
At December 31, 2012	$7,919	$55,312	$161,645	$224,876
At March 31, 2013	$6,435	$50,395	$146,813	$203,643

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties

The total deferred acquisition and exploration costs for mineral properties for the three months ended March 31, 2013:

	United States					Mexico
	MacArthur	Yerington	Herbert Gold	Uranium	Other	Nieves	Other	Total
Mineral Properties	Property	Property	Project	Properties	Properties		Properties
Acquisition
Balance, December 31, 2012	$3,077,838	$3,193,862	$136,492	$4,962,589	$2,054,693	$1,623,310	$2,472,887	$17,521,671
Additions during the period	153,126	55,341	-	6,966	116,093	63,392	96,596	491,514
Balance, March31, 2013	3,230,964	3,249,203	136,492	4,969,555	2,170,786	1,686,702	2,569,483	18,013,185

Exploration
Balance, December 31, 2012	18,783,675	6,521,961	1,512,046	7,867,075	717,824	4,692,483	12,548,826	52,643,890
Geological	170,115	119,156	12,939	43,443	11,021	18,954	182,746	558,374
Geophysical	17,716	8,250	-	-	530	14,879	2,756	44,131
Geochemical	-	984	33	-	-	-	-	1,017
Technical Studies	43,490	170,230	6,896	-	-	1,179	-	221,795
Other	19,904	6,597	-	482	-	1,359	29,547	57,889
Additions during the period	251,225	305,217	19,868	43,925	11,551	36,371	215,049	883,206
Balance, March 31, 2013	$19,034,900	$6,827,178	$1,531,914	$7,911,000	$729,375	$4,728,854	$12,763,875	$53,527,096
Tota lacquisition and exploration
Balance, March 31, 2013	$22,265,864	$10,076,381	$1,668,406	$12,880,555	$2,900,161	$6,415,556	$15,333,358	$71,540,281
Total acquisition and exploration
Balance, December 31, 2012	$21,861,513	$9,715,823	$1,648,538	$12,829,664	$2,772,517	$6,315,793	$15,021,713	$70,165,561

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties, continued

The Company is in the business of acquiring, exploring, and developing mineral properties in North America. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market and continuing participation of its exploration partners. Detailed property information can be found in Note 6 of the audited consolidated financial statements for the year ended December 31, 2012.

During the three months ended March 31, 2013, the Company had the following significant transactions related to its mineral properties:

	a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and as subsequently amended, with North Exploration LLC, the Company renegotiated the option balance payment of US$524,000 to be made as follows:

(i)	US$100,000 plus $31,440 in interest on or before January 15, 2013 (paid)
(ii)	US$424,000 plus interest at the rate of 6% per annum by January 15, 2014 or US$212,000 plus interest by January 15, 2014 and 2015, respectively.

b)	Hunewill Ranch, Nevada

On March 20, 2013, the Company entered into an exploration agreement with option to purchase mineral interests in Lyon County, Nevada, known as the Hunewill Ranch property, with Desert Pearl Farms, LLC. To earn the right to conduct mineral exploration on the property, the Company is required to make a total of US$1.48 million option payments as follows:

(i)	US$115,000 upon execution of the agreement (paid)
(ii)	US$125,000 on or before March 20, 2014
(iii)	US$140,000 on or before March 20, 2015
(iv)	US$160,000 on or before March 20, 2016
(v)	US$185,000 on or before March 20, 2017
(vi)	US$215,000 on or before March 20, 2018
(vii)	US$250,000 on or before March 20, 2019
(viii)	US$290,000 on or before March 20, 2020

The Company has the right and option to purchase a 100% interest in the property at any time on or before March 19, 2021 for US$3,765,660 in cash. In addition, the Company shall pay US$14,254,340 cash in lieu of a production royalty on the purchase closing date.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties, continued

	c)	Herbert Gold Project, Alaska

The Company’s joint venture partner Grande Portage Resources Ltd. filed an updated NI43-101 compliant resource estimate for the Herbert Gold project located near Juneau, Alaska on April 12, 2013 and subsequently amended on April 19, 2013.

	d)	Uranium Properties (Arizona, Utah and Wyoming)

On January 9, 2012, the Interior Department announced a Public Land Order to withdraw approximately one million acres of federal land in northern Arizona from mineral exploration on new claims for a twenty-year period. Approximately 85% of Quaterra’s claims lie within these federal jurisdiction lands and 15% lie within Arizona State lands, which are unaffected by the withdrawal

In April 2012, the Company, together with various co-plaintiffs filed a lawsuit in the United States District Court for the State of Arizona naming as defendants the United States Department of the Interior and the BLM. The results of this legal action are unknown at this time, and, if not successful, could lead to an impairment write- down of approximately $10 million.

	e)	Nieves Silver Concessions, Mexico

During the three months ended March 31, 2013, the Company paid US$75,000 advanced minimum royalty. Subsequent to the quarter-end, the Company received $644,183 owed from its exploration partner, Blackberry Ventures 1, LLC (“Blackberry”) for its share of exploration expenditures outstanding as of March 31, 2013.

	f)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”)

On January 29, 2010, the Company entered into an IFA with Goldcorp to fund the Company’s mining properties in central Mexico totalling US$10 million. In February 2010 and 2011, US$4 million and US$6 million, respectively, were received from Goldcorp. In April 2012, the IFA was extended to January 29, 2013 in exchange for $2.48 million and the issuance of four million common shares of the Company. The Company is in the process of negotiating an extension to the IFA agreement with Goldcorp.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

7.	Derivative liability - warrants

On December 28, 2012, the Company completed a US$0.35 non-brokered private placement and issued 6,541,571 units. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at US$0.53 for a period of two years, expiring December 28, 2014, subject to the following acceleration provision: if, at any time after four months from the date of closing of the Offering, the five-day weighted average trading price of the Company’s common stock on the NYSE MKT exceeds US$1.00 (the last day of such five-day period being the (“Trigger Date”), the Company will, within seven days of the Trigger Date (the “Notice Date”) accelerate the expiry date of the warrants by giving notice to the holders of the warrants that the expiry date of the warrants has been accelerated to 30 days after the Notice Date. As the warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as a derivative liability and carried at their fair value. Any changes in the fair value from period to period are recorded as a gain or loss in net income (loss).

The following table sets out the changes in derivative warrant liability during the respective period:

			Weighted Average
	Number of Warrants	Fair Value Assigned	Exercise Price
December 31, 2012	6,541,571	774,673	US$0.53
Change in fair value estimates	-	(490,626)	-
As at March 31, 2013	6,541,571	284,047	US$0.53

The initial fair value on recognition and subsequent re-measurement of the derivative liability was calculated using the Black-Scholes pricing model, using the following assumptions:

	March 31, 2013	December 31, 2012
Risk-free interest rate	1.16%	1.10%
Expected share price volatility	93%	85%
Expected option life in years	1.75 2.0
Expected dividend yield	0%	0%

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

8.	Share capital

The Company has authorized an unlimited number of common shares without par value.

In the three months ended March 31, 2012, the Company issued 41,666 common shares at a price of $0.54 per share for a total consideration of $22,500 pursuant to a financial and advisory service agreement dated April 15, 2011. The agreement expired April 15, 2012.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

9.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting periods of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options as of March 31, 2013 and December 31, 2012:

	March 31, 2013		December 31, 2012
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Outstanding, beginning of period	14,010,000	$1.16	11,460,000	$1.53
Granted	-	$-	3,695,000	$0.47
Expired	(175,000)	$3.02	(1,145,000)	$2.61
Outstanding, end of period	13,835,000	$1.13	14,010,000	$1.16
Exercisable, end of period	13,560,000	$1.13	13,635,000	$1.17

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

9.	Share-based payments, continued

	a)	Stock options, continued

The following table summarizes information about the stock options outstanding by expiry dates:

Exercise			Options Outstanding
price	Fair Value	Expiry Date	March 31, 2013	December 31, 2012
$3.45	$2.05	March 31, 2013	-	150,000
$3.30	$1.87	June 19, 2013	905,000	905,000
$0.98	$0.52	November 9, 2014	1,745,000	1,745,000
$1.02	$0.51	November 9, 2014	2,095,000	2,095,000
$2.00	$1.22	January 14, 2015	40,000	40,000
$1.80	$0.85	April 1, 2015	100,000	100,000
$1.76	$0.97	April 22, 2015	200,000	200,000
$1.29	$0.75	August 9, 2015	1,605,000	1,605,000
$1.55	$0.90	October 6, 2015	65,000	65,000
$1.51	$0.90	November 3, 2015	100,000	100,000
$0.60	$0.12	December 31, 2015	400,000	400,000
$1.60	$0.96	March 24, 2016	305,000	305,000
$1.25	$0.74	August 9, 2016	2,800,000	2,800,000
$0.90	$0.51	October 24, 2016	300,000	300,000
$0.50	$0.32	March 27, 2017	100,000	100,000
$0.45	$0.28	June 28, 2017	3,075,000	3,100,000
Total stock options outstanding			13,835,000	14,010,000

The weighted average remaining contractual life for options outstanding and exercisable on March 31, 2013 was 2.69 and 2.68, respectively (December 31, 2012 - 3.02 and 2.90 years, respectively).

The Company uses the following weighted average assumptions to fair value the options granted through the Black-Scholes option pricing model:

	March 31, 2013	December 31, 2012
Weighted average share price	N/A	$0.44
Risk-free interest rate	N/A	1.11%
Expected share price volatility	N/A	82.00%
Expected option life in years	N/A	3.9
Forfeiture rate	N/A	0%
Expected dividend yield	N/A	0%

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

9.	Share-based payments, continued

	a)	Stock options, continued

Volatility was determined based on the historical volatility over the estimated lives of the options. The share-based payments expense is incurred as follows:

	Three months ended March 31,
	2013	2012
Directors and officers	$-	$53,033
Employees	-	19,827
	$-	$72,860

b)	Share purchase warrants

The following table presents changes in warrants as of March 31, 2013 and December 31, 2012:

	March 31, 2013		December 31, 2012
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	8,188,274	$0.88	9,009,512	$1.94
Issued	-	$-	6,541,571	$0.53
Expired	(1,646,703)	$2.27	(7,362,809)	$1.87
Outstanding, end of period	6,541,571	$0.54	8,188,274	$0.88

The following summarizes information about the share purchase warrants as of March 31, 2013 and December 31, 2012:

Expiry date		Exercise price	March 31, 2013	December 31, 2012
February 7, 2013		$2.27	-	1,646,703
December 28, 2014	USD	0.53	6,541,571	6,541,571
			6,541,571	8,188,274

10.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,650,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

10.	Compensation of key management, continued

Compensation awarded to key management was as follows:

	Three months ended March 31,
	2013	2012
Salaries and employee benefits	$137,500	$243,750
Directors ' fees	26,174	26,495
Share -based payments	-	53,033
	$163,674	$323,278

11.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Three months ended March 31,
	2013	2012
Manex Resources Group (a)	$149,518	$131,004
Lawrence Page Q.C. Law Corp (b)	4,115	485
Atherton Enterprises Ltd. (c)	29,167	43,750
	$182,800	$175,239

a)

Manex Resource Group (“Manex”) is a private company owned by a director that provides general office and administrative services. As of March 31, 2013, $nil (2012 - $62,320) was still owing in due to related parties.

b)	Lawrence Page, Q.C. Law Corp. is a company owned by a director that provides legal services. As of March 31, 2013, $2,419 (2012 - $492) was still owing in due to related parties.
c)	Atherton Enterprises Ltd. is a private company owned by an officer that provides CFO services to the Company. As of March 31, 2013, $11,740 (2012 - $nil) was owing in due to related parties.

12.	Loan payable

On March 28, 2013, the President and CEO of the Company lent US$500,000 to the Company for its operating expenses. The loan is unsecured, due on September 28, 2013 and bears an annual interest rate of 10%.

13.	Commitments

a)

On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a modified monthly rate of $17,500 for a five-year term expiring August 31, 2017. The Company may terminate the agreement by paying Manex the lesser of $420,000 or a total fee owing for the remainder of the term.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

13.	Commitments, continued

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the City of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years.

	c)	As of March 31, 2013, the Company had the following commitments related to its office premises:

Period ending March 31, 2014	$260,597
Period ending March 31, 2015	236,822
Period ending March 31, 2016	210,000
Period ending March 31, 2017	210,000
Period ending March 31, 2018	87,500
$1,004,919

14.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non- current assets are distributed by geographic locations as follows:

	March 31, 2013		December 31, 2012
	Property	Mineral	Property	Mineral
	equipment	property	equipment	property
Mexico	$107,077	$23,209,929	$116,722	$21,337,506
U.S.A	96,566	48,330,352	108,154	48,828,055
Total	$203,643	$71,540,281	$224,876	$70,165,561